Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release entitled “Orange and PLDT Group sign partnership to improve global voice services”.

May 11, 2020

Philippine Stock Exchange, Inc.

Disclosure Department

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a copy of press release attached thereto entitled “Orange and PLDT Group sign partnership to improve global voice services”.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

May 11, 2020

Securities & Exchange Commission

G/F Secretariat Building,

PICC Complex, Roxas Boulevard,

Pasay City 1307

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a copy of press release attached thereto entitled “Orange and PLDT Group sign partnership to improve global voice services”.

Very truly yours,

/s/Ma. Lourdes R. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,589 As of April 30, 2020	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	May 11, 2020
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 8816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Press Release
Manila/Paris, 11 May 2020

Orange and PLDT Group sign partnership to improve global voice services

The Orange wholesale arm, International Carriers, has signed a partnership deal with PLDT, the Philippines’ largest telecommunications and digital services company, for international voice aggregation services to deliver better quality of service to millions of customers globally. As the preferred aggregator for voice traffic, Orange will handle all global inbound traffic terminating on the PLDT and Smart network.

Orange’s experience and expertise will be available to PLDT for the management of its global partner porfolio. The partnership agreement also includes support from Orange’s global sales team in the joint implementation of various voice traffic management solutions. Additionally, in a move to increase voice traffic and security, Orange will guarantee the value of PLDT voice traffic with its industry-leading anti-fraud voice solutions.

“We are excited to partner with a global expert who understands what we do and helps us do it better. This partnership with Orange is part of a broader PLDT Group program to improve customer experiences in and outside of the Philippines. Ultimately, our goal is to consistently deliver the best call experience for overseas Filipinos and all our customers worldwide,” said Katrina Luna-Abelarde, FVP and Head of PLDT-Smart International and Carrier Business Group, and President of PLDT Global Corporation.

Emmanuel Rochas, Chief Executive Officer of International Carriers at Orange, affirmed, “Orange is proud that PLDT has selected Orange to provide support and protect market value for the future and we are delighted to enter into this partnership. I look forward to working alongside PLDT to embrace the market evolution and I am confident that this partnership will develop to our mutual benefit.”

Orange has a global business services presence and is a mobile network operator in 26 countries. It is an established leader in the provision of worldwide roaming services to operators with proven, trusted ability to manage complex wholesale projects in the fields of roaming, voice and data services.

- ends -

About PLDT

PLDT is the leading telecommunications and digital services provider in the Philippines. Through its principal business groups – fixed line, wireless and others – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.  PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 145,000 employees worldwide at 31 March 2020, including 87,000 employees in France. The Group has a total customer base of 253 million customers worldwide at 31 March 2020, including 208 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: (+33) 1 44 44 93 93

Nicole Clarke; nicole.clarke@orange.com

Tom Wright: tom.wright@orange.com

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	MA. LOURDES C. RAUSA-CHAN
Title	:	Corporate Secretary

Date:  May 11, 2020